ArcelorMittal Outlines Proposed Employee Stock Option and Share Purchase Plans

Luxembourg, 2 May 2008 – ArcelorMittal today announces further details relating to:

1.	the award of stock options via its Long Term Incentive Plan (“LTIP”), known as “ArcelorMittalShares”, to the company’s most senior employees; and

2.	the implementation of an Employee Share Purchase Plan (“ESPP”).

Both plans will be put to shareholders at the company’s Annual General Meeting, to be held on Tuesday 13th May 2008.

ArcelorMittalShares is a global share options plan offered to ArcelorMittal executives around the world which aims to incentivize key managers on shareholder value creation. The share options plan will include a maximum of 8,500,000 ArcelorMittal shares and is designed to enhance long term performance and the retention of key employees. The plan is complementary to the existing program of performance related bonuses. Whilst ArcelorMittalShares has been designed to focus on retention and long term performance, the annual bonus scheme operates in parallel to reward the achievement of key performance indicators and in particular financial performance relative to annual targets (such as EBITDA, free cash-flow etc.).

This plan will be open to the most senior managers across the company, with between 500 and 700 managers qualifying. The exercise price of each option will equal not less than the fair market value at the date of grant and the award criteria will be based on Global Executive Development Programme (“GEDP”) rankings. The GEDP provides an annual four-step process for managing an individual’s performance, ensuring a systematic approach to performance management, succession planning and identifying talents. The allocation of share options under this plan is reviewed and decided by Appointments, Remuneration and Corporate Governance Committee, comprised by four Directors, all of whom are independent.

The options involved are 10 year options which will vest in equal installments on the first, second and third anniversary of the grant date.

The ESPP is part of a global employee engagement and participation policy. The plan aims to reward employees through ownership, encourage a culture of economic and financial awareness amongst employees, as well as to ultimately incentivize employees on shareholder value creation.

The ESPP will include a maximum of 2,500,000 ArcelorMittal shares, with a maximum of 200 shares per employee. For the first 100 shares purchased by each employee, the discount will be 15%. The second 100 shares purchased will be at a 10% discount. Any shares bought will be subject to a three year holding requirement.

Commenting, Mr. Lakshmi N. Mittal, CEO of ArcelorMittal, said: “Attracting and retaining the best talent is vital to our continuing success. These proposals will help us to do this and will also help generate shareholder value by aligning employee and shareholder interests.”

As an overall percentage of the issued share capital of the company the maximum amount of shares available under the ArcelorMittalShares plan represents less than 0.6% of the issued share capital on a diluted basis. Similarly, the maximum amount of shares available for the ESPP will represent less than 0.2% of the issued share capital on a diluted basis.

-Ends-

Notes to Editors

Further details on ArcelorMittalShares (LTIP) are available at: http://www.arcelormittal.com/index.php?page=639 , including information on the operation of the GEDP.

Further details on the Employee Share Purchase Plan (ESPP) are available at: http://www.arcelormittal.com/index.php?page=640

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
Europe	+352 4792 2414
Americas	+1 312 899 3569
Retail	+352 4792 2434
SRI	+44 203 214 2854
Bonds/Credit	+33 1 71 92 10 26
Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
ArcelorMittal Corporate Communications		Netherlands
Haroon Hassan	+44 20 3214 2867	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Jean Lasar	+352 4792 2359	Germany
Maitland Consultancy:		Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Lydia Pretzlik / Martin Leeburn	+44 20 7379 5151	France
Belgium		Image 7 - Anne France Malrieu /
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Tiphaine Hecketsweiler	+33 1 5370 7470
North America		Spain
Bill Steers	+1 312 899 3817	Ignacio Agreda	+34 94 489 4162
		Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397